Filed by NuStar Energy L.P.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934

Subject Company: NuStar GP Holdings, LLC

Commission File No.: 001-32940

NuStar Energy Announces Second Closing of

Private Placement of Series D Cumulative Convertible Preferred Units to EIG

SAN ANTONIO, July 13, 2018—NuStar Energy L.P. (NYSE: NS) (the “Partnership”) today announced the closing of the issuance of $190 million of Series D Cumulative Convertible Preferred Units representing limited partner interests in the Partnership (the “Preferred Units”) to investment funds managed by EIG Management Company, LLC and FS/EIG Advisor, LLC, the advisor to FS Energy & Power Fund. The purchasers previously purchased $400 million of Preferred Units at the initial closing on June 29, 2018.

BofA Merrill Lynch, J.P. Morgan and Citigroup acted as placement agents for this transaction.

The securities offered in the private placement have not been registered under the Securities Act of 1933, as amended (the “Securities Act”), or any state securities laws and may not be offered or sold in the United States absent registration or an applicable exemption from the registration requirements of the Securities Act and applicable state laws.

This press release is neither an offer to sell nor a solicitation of an offer to purchase the securities described herein.

About NuStar Energy L.P. and NuStar GP Holdings, LLC (NYSE: NSH)

The Partnership is a publicly traded master limited partnership based in San Antonio.

NSH is a publicly traded limited liability company that owns the general partner interest, an approximate 11 percent common limited partner interest and the incentive distribution rights in the Partnership.

Important Information for Investors and Unitholders

On February 7, 2018, the Partnership, Riverwalk Logistics, L.P., NuStar GP, LLC, Marshall Merger Sub LLC, a wholly owned subsidiary of the Partnership (“Merger Sub”), Riverwalk Holdings, LLC and NSH entered into an Agreement and Plan of Merger pursuant to which Merger Sub will merge with and into NSH with NSH being the surviving entity, such that the Partnership will be the sole member of NSH following the merger. In connection with the proposed merger, the Partnership has filed a registration statement (Registration No. 333-223671), which includes its preliminary prospectus, a preliminary proxy statement of NSH and other materials, with the SEC. The registration statement was declared effective by the SEC on June 15, 2018 and the definitive proxy statement/prospectus has been mailed to NSH unitholders. INVESTORS AND UNITHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT AND THE DEFINITIVE PROXY

STATEMENT/PROSPECTUS AND OTHER RELEVANT DOCUMENTS THAT HAVE BEEN OR WILL BE FILED WITH THE SEC CAREFULLY AND IN THEIR ENTIRETY WHEN THEY BECOME AVAILABLE BECAUSE THEY CONTAIN OR WILL CONTAIN IMPORTANT INFORMATION ABOUT THE PARTNERSHIP, NSH AND THE PROPOSED TRANSACTION. The information in this communication is for informational purposes only and is neither an offer to purchase, nor an offer to sell, subscribe for or buy any securities or the solicitation of any vote or approval in any jurisdiction pursuant to or in connection with the proposed transactions or otherwise, nor shall there be any sale, issuance or transfer of securities in any jurisdiction in contravention of applicable law. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended, and otherwise in accordance with applicable law. Investors and unitholders may obtain a free copy of the proxy statement/prospectus and other documents (when available) containing important information about the Partnership and NSH through the website maintained by the SEC at http://www.sec.gov. Copies of the documents filed with the SEC by the Partnership will be available free of charge on the Partnership’s website at www.nustarenergy.com under the tab “Investors” or by contacting the Partnership’s Investor Relations at investorrelations@nustarenergy.com. Copies of the documents filed with the SEC by NSH will be available free of charge on NSH’s website at www.nustargpholdings.com under the tab “Investors” or by contacting NSH’s investor relations at investorrelations@nustarenergy.com.

The Partnership and its general partner, the directors and certain of the executive officers of NuStar GP, LLC and NSH and its directors and certain of its executive officers may be deemed to be participants in the solicitation of proxies from the unitholders of NSH in connection with the proposed merger. Information about the directors and executive officers of NuStar GP, LLC is set forth in the Partnership’s Annual Report on Form 10-K for the year ended December 31, 2017 and subsequent statements of changes in beneficial ownership on file with the SEC. Information about the directors and executive officers of NSH is set forth in NSH’s Annual Report on Form 10-K for the year ended December 31, 2017 and subsequent statements of changes in beneficial ownership on file with the SEC. These documents can be obtained free of charge from the sources listed above. Other information regarding the participants in the proxy solicitation and a description of their direct and indirect interests, by security holdings or otherwise, will be contained in the proxy statement/prospectus and other relevant materials filed or to be filed with the SEC.

Forward-Looking Statements

This press release includes “forward-looking statements” as defined by the SEC. All statements, other than statements of historical fact, included herein that address activities, events or developments that the Partnership or NSH expects, believes or anticipates will or may occur in the future, including the anticipated benefits and other aspects of the proposed merger, are forward-looking statements. These forward-looking statements are subject to risks and uncertainties that may cause actual results to differ materially, including the possibility that the merger will not be completed prior to the August 8, 2018 outside termination date, the possibility that the required approvals by unitholders and regulatory agencies may not be obtained, the possibility that the anticipated benefits from the proposed merger cannot be fully realized, the possibility that costs or difficulties related to integration of the two companies will be greater than expected, the impact of competition and other risk factors included in the reports filed with the SEC by the Partnership or NSH. Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. Except as required by law, neither the Partnership nor NSH intends to update or revise its forward-looking statements, whether as a result of new information, future events or otherwise.

Investors:

Chris Russell, Treasurer and Vice President Investor Relations: 210-918-3507

or

Media/Communications:

Mary Rose Brown, Executive Vice President and Chief Administrative Officer: 210-918-2314